Mail Stop 0308

							March 30, 2005



Richard Lee
Viropro, Inc.
4480 Cote de Liesse Nuite 355
Montreal Quebec
CANADA  H4N2R1


	RE:	Viropro, Inc.
		Item 4.01 Form 8-K filed January 26, 2005
            	File No. 333-6718


Dear Mr. Lee:

          We have reviewed the above referenced filing and have the following comments. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. The letter from your former accountants included as Exhibit 16 is not the letter required by Item 304(a)(3) of Regulation S-B. Please amend your filing to include a letter from your former accountants stating whether or not they agree with the disclosures in the filing.

2. Please note that our records show that your file number is 333-6718. Please use this number on the cover of your amendment or advise.

3. Please note that your filing was not timely since it was due within four business days from the date of resignation. Your document header filed on the EDGAR system reflected a date of December 1, 2004 as the period date; however, the cover of your document shows a date of January 14, 2005. You may want to correct the EDGAR header in your amendment.





Richard Lee
Viropro, Inc.
March 30, 2005
Page 2



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	The amendment requested above should be filed within five business days from the date of this letter or we should be advised by that date when it will be filed. The amendment should include an appropriate from your former accountants indicating that they have read the Form 8-K/A. Please file your response to these comments as an EDGAR correspondence file at the same time as you file the Form 8-
K/A. Any questions regarding the above should be directed to me at
(202) 942-1809, or in my absence, to Robert Benton at (202) 942-
1811.

							Sincerely,



							Robert Burnett
						            Staff Accountant


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